

Mail Stop 3561

April 30, 2008

Mr. Edward C. Dillon
President
Pricester.com, Inc.
5555 Hollywood Blvd., Suite 303
Hollywood, FL 33021

> **Re: Pricester.com, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007 Filed April 18, 2008**
> **File No. 333-118993**

Dear Mr. Dillon:

   We have reviewed your amended filing and your response to our letter dated April 11, 2008 submitted on April 18, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

1.   As previously requested in our letter dated April 11, 2008, please provide, in writing, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.   We reviewed your response to comment two in our letter dated April 11, 2008 and Form 8-K filed on April 21, 2008. Please be advised that you have not complied with the reporting requirements under Section 13 or 15(d) of the Securities and Exchange Act and Regulation FD. Please also be advised that you have not filed or furnished current reports on Form 8-K on a timely basis. In the future, please file or furnish reports on Form 8-K under the applicable item of Form 8-K within four business days after occurrence of the event unless otherwise specified in Form 8-K.

Consolidated Financial Statements
Consolidated Balance Sheet, page 47

3.   We reviewed your response to comment four in our letter dated April 11, 2008. It is still unclear to us why your classification of deferred stock-based compensation is appropriate under GAAP based on the information provided. It appears that an asset, other than a note or receivable, acquired in exchange for the issuance of fully vested, non-forfeitable equity instruments should not be displayed as contra-equity. Refer to paragraph 13 of EITF 00-18 and paragraph 5 and footnote 4 of SFAS 123(R). Please advise or revise.

302 Certifications

4.   We reviewed your response to comment six in our letter dated April 11, 2008 and the revisions to the certifications. In future filings, please provide certifications that comply with the certification presented in Item 601(b)(31) of Regulation S-B or Regulation S-K, as applicable. For example, in the certifications filed as exhibits you should have referred to "this report" as opposed to "this annual report" in paragraph 2 and referred to the "small business issuer" as opposed to the "registrant" in paragraphs 3, 4 and 5.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3344 if you have questions regarding these comments.

Sincerely,

William H. Thompson
Accounting Branch Chief